UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71996 / April 23, 2014

Admin. Proc. File No. 3-15757

In the Matter of

TWEETER HOME ENTERTAINMENT
   GROUP, INC. (a/k/a TWTR, INC.),
ULTITEK, LTD., UTIX GROUP, INC.,
VELOCITY EXPRESS CORPORATION, and
VYTERIS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Tweeter Home Entertainment Group, Inc. (a/k/a
TWTR, Inc), Ultitek, Ltd., Utix Group, Inc., Velocity Express Corporation, or Vyteris, Inc. and
the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Tweeter Home Entertainment Group, Inc. (a/k/a
TWTR, Inc.), Ultitek, Ltd., Utix Group, Inc., Velocity Express Corporation, and Vyteris, Inc.
The order contained in that decision is hereby declared effective. The initial decision ordered

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[1]   17 C.F.R. § 201.360(d).

[2]   *Tweeter Home Entm't Grp., Inc. (a/k/a TWTR, Inc.), Ultitek, Ltd., Utix Grp., Inc., Velocity
Express Corp., and Vyteris, Inc.*, Initial Decision Rel. No. 571 (Mar. 11, 2014), 108 SEC Docket
09, 2014 WL 936141. The stock symbols and Central Index Key numbers are: THEGQ and
1060390 for Tweeter Home Entertainment Group, Inc. (a/k/a TWTR, Inc.); UITK and 1327299
for Ultitek, Ltd.; UTIXQ and 842010 for Utix Group, Inc.; VEXPQ and 1002902 for Velocity
Express Corporation; and VYTRQ and 1139950 for Vyteris, Inc.

that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of Tweeter Home Entertainment Group, Inc. (a/k/a TWTR, Inc.), Ultitek, Ltd., Utix Group, Inc.,Velocity Express Corporation and Vyteris, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 571
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15757

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
TWEETER HOME ENTERTAINMENT GROUP, INC., (a/k/a TWTR, INC.),	:	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT
ULTITEK, LTD., UTIX GROUP, INC.,	:	
VELOCITY EXPRESS CORPORATION, and	:	March 11, 2014
VYTERIS, INC.	:	

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Tweeter Home Entertainment Group, Inc. (a/k/a TWTR, Inc.) (THEGQ), Ultitek, Ltd. (UITK), Utix Group, Inc. (UTIXQ), Velocity Express Corporation (VEXPQ), and Vyteris, Inc. (VYTRQ) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 20, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 24, 2014.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. §

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[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

THEGQ (CIK No. 1060390)[3] is a delinquent Delaware corporation located in Canton, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). THEGQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2007, which reported a net loss of $34,349,000 for the prior six months. On June 11, 2007, THEGQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of February 12, 2014. As of February 12, 2014, the common stock of THEGQ was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had fifteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UITK (CIK No. 1327299) is a Nevada corporation located in Englewood Cliffs, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UITK is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $1,841,939 for the prior nine months. As of February 12, 2014, the common stock of UITK was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UTIXQ (CIK No. 842010) is a void Delaware corporation located in Burlington, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UTIXQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended September 30, 2007, which reported a net loss of $7,605,249 for the prior year. On May 20, 2008, UTIXQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was closed on July 8, 2012. As of February 12, 2014, the common stock of UTIXQ was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

VEXPQ (CIK No. 1002902) is a void Delaware corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Section 12(g). VEXPQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 28, 2009, which reported a net loss of $30,358,000 for the prior nine months. On September 24, 2009, VEXPQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was closed on November 26, 2013. As of February 12, 2014, the common stock of VEXPQ was not publicly quoted or traded.

VYTRQ (CIK No. 1139950) is a revoked Nevada corporation located in Fair Lawn, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VYTRQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported net income of $1,915,896 for the prior three months. On November 6, 2012, VYRTQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was still pending as of February 12, 2014. As of February 12, 2014, the common stock of VYTRQ was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Tweeter Home Entertainment Group, Inc. (a/k/a TWTR, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Ultitek, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Utix Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Velocity Express Corporation is REVOKED; and

the REGISTRATION of the registered securities of Vyteris, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

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Carol Fox Foelak
Administrative Law Judge

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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).